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                                                                       EXHIBIT 5


March 11, 2003

Canada Mortgage and Housing Corporation
700 Montreal Road
Ottawa, Ontario
K1A 0P7

Ladies and Gentlemen:


SUBJECT:     U.S. $500,000,000
             2.95% Bonds due June 2, 2008

Reference is made to the proposed issuance of U.S. $500,000,000 aggregate principal amount of 2.95% Bonds (the "Bonds") of Canada Mortgage and Housing Corporation ("CMHC"), a federal Crown corporation and an agent of Her Majesty in right of Canada due June 2, 2008, to be sold pursuant to an Underwriting Agreement dated as of March 4, 2003 (the "Underwriting Agreement") between Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Dominion Securities Corporation, as representatives for the several underwriters listed in Schedule II thereof (the "Underwriters") and CMHC.

In connection with the issue of the Bonds, CMHC proposes to enter into a Fiscal Agency Agreement, dated as of March 11, 2003, with the Royal Bank of Canada, London Branch, as fiscal agent, transfer agent, registrar and principal paying agent.

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such statutes, documents, certificates of public officials and other instruments relating to the authorization, issuance and sale of the Bonds by CMHC as I have deemed necessary, including the following:

(a)  Resolution of the Board of Directors of CMHC dated August 19, 2002;

(b)  the Underwriting Agreement;

(c)  the Fiscal Agency Agreement; and

(d)  the form of the Bonds (the "Global Bond").

It is my opinion that:

1. the Fiscal Agency Agreement has been duly authorized and, when executed and delivered, will constitute a valid and legally binding agreement of CMHC in accordance with its terms; and


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2.   the issuance of the Bonds has been duly authorized and the Global Bond, when it has been duly authenticated and delivered to and paid for by the Underwriters in accordance with the provisions of the Underwriting Agreement, will constitute a valid, legally binding, direct unconditional obligation of CMHC in accordance with its terms and payment of the principal of and interest on the Global Bond so authenticated, delivered and paid for will ultimately be a charge on and payable out of the Consolidated Revenue Fund of Canada.

The foregoing opinions are subject to the following limitations and qualifications:


(a) enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally;

(b) judgments against Her Majesty in right of Canada are not capable of being enforced by execution levied against the property of Her Majesty in right of Canada. Property of CMHC is property of Her Majesty in right of Canada;

(c) equitable remedies such as specific performance and injunction are only available in the discretion of the court before which they are sought;

(d) the remedies of specific performance and injunction shall not be granted by a court against the Crown and the court may, in lieu thereof, make an order declaratory of the rights of the parties; and

(e) payment out of the Consolidated Revenue Fund of Canada of any money awarded by a judgment to any person against the Crown, whether in the name of CMHC or in the name of the Crown, is subject to the delivery to the Minister of Finance of a certificate of judgment against the Crown in prescribed form pursuant to the Crown Liability and Proceedings Act (Canada).

I hereby consent to the inclusion of this opinion letter as an exhibit to CMHC's Form 18-K/A filed with the Securities and Exchange Commission on the date hereof and to the use of my name under the heading "Legal Opinions" in the prospectus supplement dated March 4, 2003 to the prospectus dated June 9, 1994.

Yours sincerely,


/s/ Sharon Rosentzveig
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Sharon Rosentzveig
Assistant General Counsel